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As filed with the Securities and Exchange Commission on November 24, 2006
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)
The Mills Corporation (Name of Issuer)
Common Stock, $0.01 Par Value Per Share (Title of Class of Securities)
601148109 (CUSIP Number)

Martin Edelman, Esq.
Mark Schonberger, Esq.
Michael L. Zuppone, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, New York 10022
(212) 318-6906
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 21, 2006 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chaim Katzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization United States and Israel

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 5,500,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 5,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 9.7

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.            601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gazit-Globe Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Israel

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 5,500,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 5,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 9.7

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.            601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M G N (USA) INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Nevada

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 1,000,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 1.8

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.            601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GAZIT (1995), INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Nevada

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 1,000,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 1.8

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.            601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HOLLYWOOD PROPERTIES LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,500,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 4,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 7.9

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.            601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gazit Canada Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 4,500,000
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 4,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 7.9

14.	Type of Reporting Person (See Instructions) CO

        Explanatory Note:    This Amendment No. 2 (this "Amendment") to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. ("Gazit"), M G N (USA) INC. ("MGN"), GAZIT (1995), INC. ("1995") Gazit Canada Inc. ("Canada") and Hollywood Properties Ltd. ("Hollywood") (collectively, the "Gazit Group," "we," "us" or the "Reporting Persons") filed on October 25, 2006 (the "Initial 13D") relates to the Common Stock, par value $.01 each ("Shares") of The Mills Corporation, a Delaware corporation (the "Issuer" or "Mills"). The Initial 13D together with Amendment No. 1 to the Initial 13D and this Amendment shall be collectively referred to herein as the "Schedule 13D." This Amendment only includes items that have changed from Amendment No. 1 to the Initial 13D.

Item 4. Purpose of Transaction.

        Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

        We acquired our original position in the Shares for investment purposes consistent with one of our investment strategies of owning a portfolio of securities in publicly-traded REITs and other real estate companies. Mills had previously disclosed that it was considering strategic alternatives which we subsequently learned included a potential sale of Mills.

        Having studied the recent developments with respect to Mills and having purchased a significant ownership position in the Shares, on several occasions during August through October 2006, Mr. Chaim Katzman, Chairman of the board of directors of Gazit-Globe Ltd., contacted by telephone representatives of Mills. During these discussions, and in a meeting on August 22, 2006 with Laurence C. Siegel, chairman of the Mills Board of Directors (the "Mills Board") and then chief executive officer of Mills, Mr. Katzman discussed, among other things, Mills' situation and the idea of Mills being recapitalized as an alternative to its outright sale and requested that additional information about Mills be made publicly available. Mr. Katzman advised that, given our significant investment in Shares and our need to retain flexibility with respect to our investment, we were unwilling to sign a confidentiality agreement that contained a standstill provision. Mr. Katzman advised that we would sign a confidentiality agreement that did not contain a standstill provision.

        After further internal analysis, external discussions and further study of Mills' assets and financial situation, as stated more fully in a letter dated September 29, 2006, from Mr. Katzman to Mr. Siegel, we submitted a non-binding indication of interest with respect to a recapitalization of Mills. This letter is filed as Exhibit 2 to the Schedule 13D and is incorporated herein by reference. Under that recapitalization proposal and subject to the terms and conditions therein, we proposed to invest new capital in exchange for newly authorized Series B common stock of Mills. We proposed to invest up to $1.2 billion of cash at a per share purchase price of $24.50, which, at the time, was a 30.7% to 43.7% premium to the 30, 60 and 90 day volume weighted average price of the Shares. The new Series B common stock would have entitled us to a majority of seats on the Mills Board and would have been convertible into Shares.

        On October 12, 2006, Mr. Katzman sent a letter to Mark S. Ordan, Mills' new chief executive officer (with a copy to the Mills Board) regarding Mills' failure to file material agreements with the SEC regarding various joint ventures between Mills and affiliated and third parties, which failure Mr. Katzman believed had resulted in the marketplace not having full disclosure about material information. A copy of this letter is filed as Exhibit 4 to the Schedule 13D and is incorporated herein by reference Subsequent to our submission of our September 29, 2006 recapitalization proposal, we purchased additional Shares.

        On October 20, 2006, Mr. Katzman and a representative of RBC Capital Markets, our financial advisor, met with Mr. Ordan, other senior executives of Mills, and representatives of JP Morgan, Mills' financial advisor, to discuss our recapitalization proposal. Mr. Katzman and Mr. Ordan discussed various aspects of Mills' business and financial condition. In that meeting, Mr. Katzman made a number of observations as to why a recapitalization, rather than a sale, was in the best interests of Mills' stockholders, including the following:

  •
  First, Mills would have time to complete the development and redevelopment program and lease-up activities that are currently underway within the portfolio.

  •
  Second, Mills would have the time and resources to evaluate the multiple renovation and expansion opportunities previously identified in the portfolio.

  •
  Third, Mills would have the time to appropriately market or develop the land surrounding several significant properties for higher and better uses such as residential or free-standing retail.

  •
  Fourth, the successful completion of the development program noted above as well as the management changes already in place should, over time, begin to lower Mills' cost of capital from that of an over-leveraged developer to that of a more conventionally-leveraged REIT with an emphasis on asset management.

  •
  Fifth, Mills would be positioned to begin a process of simplifying its capital structure in a way that can lead to increased transparency in financial reporting.

  •
  Sixth, execution of the aforementioned steps should lead to a higher valuation for Mills over time.

  •
  Finally, in an outright sale, Mills may not achieve full value and could forfeit some of its tax loss carry-forwards and incur other expenses.

        Mr. Katzman also noted that, given Mills' significant upside potential, stockholders should be entitled to receive a substantial premium to our proposed $24.50 per share price if Mills were to accept a buy-out offer. This is because a recapitalization leaves Mills with the opportunity in the future to sell itself, whereas a buy-out at this time is irreversible and deprives Mills' stockholders of the opportunity to realize Mills' upside potential. Therefore, for a buy-out offer to be successful, it should be at a higher per share price than the per share price offered in a recapitalization.

        Mr. Katzman urged Mills to give our recapitalization proposal more serious consideration. Mr. Ordan advised that our recapitalization proposal had been on the October 19, 2006 Mills Board meeting agenda and was being treated as a bona fideoffer. Mr. Katzman requested a meeting with the Mills Board and Mr. Ordan advised that the Mills Board had formed a special committee to review Mills' strategic alternatives and that he would arrange for Mr. Katzman to meet with some or all the members of that committee the week of October 23, 2006.

        Mr. Ordan expressed Mills' desire to have us enter into a confidentiality and standstill agreement with Mills as a condition to our receiving any non-public information relating to Mills. Mr. Katzman reiterated our unwillingness to enter into a standstill agreement with Mills. Mr. Katzman also noted that there is no legal requirement for Mills to insist on a standstill in exchange for allowing a stockholder or bidder to review non-public information and that he believed that Mills' insistence on such a requirement, in the context of a bona fide proposal from a significant stockholder, was preventing the Mills Board from fulfilling its fiduciary duty and receiving a potentially higher and better offer for Mills and its stockholders. Mr. Ordan stated that Mills would revisit the issue of the standstill requirement and advise Mr. Katzman of its conclusions.

        Mr. Ordan requested that we prepare a specific list of information relating to Mills that we would like to review and provide it to Mills. Mr. Ordan also requested that we provide Mills with a copy of the financial model we were using in connection with our analysis of Mills and our recapitalization proposal. Mr. Ordan stated that Mills would consider providing specific information to us, subject to our signing a confidentiality agreement. Mr. Katzman advised that he would send such a list and make our model available.

        Early in the morning of October 24, 2006, Mr. Ordan called Mr. Katzman and expressed an interest in continuing a dialog with respect to our recapitalization proposal and stated that he was working to arrange a meeting between Mr. Katzman and Mills' special committee as soon as practicable. Later in the day on October 24th, Mr. Katzman sent another letter to Mr. Ordan (with a copy to the board of directors of the Issuer) to follow-up on the October 20, 2006 meeting and provide the information list requested by Mr. Ordan. A copy of this letter is filed as Exhibit 5 to the Schedule 13D and is incorporated herein by reference. In addition, Gazit issued a press release shortly after the Initial 13D appeared on the SEC's website disclosing, among other things, the filing of the Initial 13D. A copy of this press release is filed as Exhibit 6 to the Schedule 13D.

        On October 25, 2006, Mills issued a press release stating that the Mills Board would consider our recapitalization proposal as part of the process of exploring strategic alternatives and maximizing value for all Mills stockholders, while, at the time, stating it needed to, among other things, complete the restatement of its financials to position itself to enter into a strategic transaction or transactions.

        On October 26, 2006, representatives of Gazit management and representatives of RBC Capital Markets, our financial advisor, participated in a telephonic meeting with members of Mills' management and representatives of JP Morgan, Mills' financial advisor. During this call, RBC Capital Markets verbally provided Mills and JP Morgan with certain financial metrics used to derive our recapitalization proposal.

        On October 31, 2006, Mr. Katzman and members of Gazit management along with representatives of RBC, met with Mr. Ordan, members of Mills' management, three members of the Mills Board, including two members of Mills' special committee. At this meeting, Mr. Katzman repeated his observations previously made to Mr. Ordan as to why a recapitalization would be superior to a sale for Mills' stockholders, discussed the background leading up to our recapitalization proposal and our ability to consummate our recapitalization proposal. The presentation made by Gazit at this meeting is filed as Exhibit 7 to the Schedule 13D and is incorporated herein by reference.

        Following discussions with Mark Ordan, Mr. Katzman offered to revise our proposed confidentiality agreement to include a limited standstill agreement in which we would agree not to buy or sell any Mills stock until Mills filed its Form 10-K or, if earlier, the date on which Mills announced it had entered into an agreement with respect to strategic alternatives. Despite Mr. Ordan's agreement to arrange a meeting/conference call of the parties and their attorneys to negotiate a compromise with respect to a confidentiality/standstill agreement, Mills has never proposed a time for such meeting. Rather, the last offer made with respect to the confidentiality agreement by Mills was that we agree to enter into a "July standstill" (i.e., for approximately a seven-month period) on the terms set forth in Mills' form confidentiality agreement. Our counsel replied that the offer was non-responsive and an unacceptable compromise.

        On November 2, 2006, our counsel sent a letter to Mark Ordan again repeating our request that certain joint venture agreements be filed with the SEC. This letter is filed as Exhibit 8 to the Schedule 13D and is incorporated herein by reference.

        On November 8, 2006, Chaim Katzman sent a letter to Mark Ordan informing him that we were filing a lawsuit in the Delaware Court of Chancery pursuant to Section 211 of the Delaware General Corporation Law, demanding that Mills hold its annual meeting of stockholders and informing Mills that we would be proposing our own slate of directors and an amendment to Mills' certificate of incorporation to eliminate the classified board structure, which we believe, in this case, serves to entrench current leadership.(1) The letter expressed Mr. Katzman's belief that Mr. Ordan's purpose was not to bring us into the strategic process, but rather to baffle, frustrate and ultimately to deter our efforts to give our recapitalization proposal the hearing it deserves. In addition, this letter put Mills on notice that it should not enter into any definitive agreement as to a change of control transaction, or the sale of significant assets, before Mills has filed with the SEC its financial statements and joint venture agreements and given all potential bidders, including us, fourteen days to review such materials and submit firm offers to Mills. This letter is filed as Exhibit 9 to the Schedule 13D and is incorporated herein by reference. The complaint relating to the lawsuit is filed as Exhibit 10 to the Schedule 13D. In addition, on November 8, 2006, Gazit issued a press release announcing the filing of the lawsuit against Mills, which press release is filed as Exhibit 11 to the Schedule 13D.

(1)
The Gazit Group subsequently determined that it will not, at this time, submit a proposal to stockholders to eliminate Mills' classified board structure.

        We also filed amendment No. 1 to the Initial 13D on November 8, 2006.

        On November 9, 2006, Chaim Katzman sent a letter to Mark Ordan expressing his concern about media reports that Mills is selling the retail component of its 108 North State Street property in Chicago and expressing his belief that selling what appears to be a trophy development property and other trophy properties in a distressed situation is a catastrophic mistake for the following reasons:

  •
  Selling Mills' trophy assets would significantly deter interested parties, including Gazit, from aggressively pursuing strategic alternatives for the company.

  •
  As is well known in the industry, the top end of the portfolio invariably increases the value of other properties in a sale situation.

  •
  Selling the high-end properties not only decreases the size of the portfolio, but also severely impairs the quality of the portfolio, which:

  •
  negatively affects the company's ability to refinance its debt;

  •
  causes key employees to leave the company for other opportunities;

  •
  diminishes the stature of the company in terms of tenants, municipalities, service providers and other industry players; and

  •
  increases the cost per square foot of operating the business.

  •
  Selling an uncompleted development project is highly unusual, invariably leaves significant value on the table for the buyer and deprives the seller of that value.

        In the letter, Mr. Katzman also urged Mills to consult disinterested financial advisors as to the impact that selling Mills' trophy properties will have on its enterprise value. Mr. Katzman also stated, "The decision-making process you pursue needs to include advisors and board members that lack conflicts of interest and understand the significant negative impact that the decision to sell highly attractive assets can have on overall value—and whose sole interest, uncluttered by multiple roles, is maximizing value for stockholders." Mr. Katzman further stated that "we would like to ensure that... Mills' strategic process results in its stockholders achieving the highest value possible [and that s]elling trophy properties is not the way to maximize stockholder value..." This letter is filed as Exhibit 12 to this Amendment and is incorporated herein by reference.

        On November 13, 2006, we demanded a stockholder list from Mills pursuant to Section 220 of the Delaware General Corporation Law ("Section 220"), which permits stockholders to obtain a stockholder list for any proper purpose. A proper purpose under the Delaware General Corporation Law is a purpose reasonably related to a person's interest as a stockholder, which generally includes communication with other stockholders.

        On November 17, 2006, Mr. Ordan sent a reply letter to Mr. Katzman stating, among other things, that he could not comment on rumors of a potential sale of 108 North State Street and that decisions made by Mills to sell its properties are made after careful consideration and consultation with the Mills Board, management of Mills and its strategic advisors. Mr. Ordan stated further that Mills is in close consultation with all interested parties who have entered into Mills' process and spent months diligently working to understand the value of Mills. Mr. Ordan also stated that, if we wish to be an "interested party" on the same footing as other bidders, and to have our preferences considered in the strategic alternatives process, Mills would ask again that we sign a confidentiality and standstill agreement to ensure we are competing on an equal and fair footing with other interested parties, enter the process, and perform the work necessary to produce a serious proposal for Mills. This letter is filed as Exhibit 13 to this Amendment and is incorporated herein by reference.

        On November 20, 2006, counsel for Mills informed us that Mills was not willing to provide us with a stockholder list unless and until we prevailed in our December 1, 2006 hearing in Delaware Chancery Court to determine whether we will be permitted to nominate candidates at the annual meeting. On November 21, 2006, we filed a complaint in Delaware Chancery Court pursuant to Section 220 due to Mills' refusal to provide us with a list of its stockholders. The Court granted us a scheduling conference on the same day at which the Court stated that it was inclined to order Mills to provide the list, that Mills should resolve the matter promptly, and that if Mills did not, the Court would hold a final hearing on the matter on Thanksgiving Day. On November 22, 2006, Mills provided us with the stockholder list.

        On November 21, 2006, Mr. Katzman sent a letter responding to Mr. Ordan's November 17, 2006 letter. The letter, among other things, inquired as to why Mr. Ordan had not addressed questions raised in Mr. Katzman's earlier correspondence regarding Mills' failure to file joint venture agreements and Mr. Katzman's request that Mills allow at least two weeks after the filing of its Form 10-K and Form 10-Qs before accepting any offer, in order to allow us (and any other interested parties) to make a proposal and not risk subjecting Mills to the unnecessary payment of a break up fee. This letter is filed as Exhibit 14 to this Amendment and is incorporated herein by reference.

        On November 21, 2006, Mr. Katzman also sent a letter to Mr. Ordan (with a copy to the Mills Board) informing him that we had revised our recapitalization proposal and that we are now offering to invest up to $1.2 billion of cash in exchange for newly-issued Shares at a per share purchase price of $25.50, as opposed to $24.50 in our prior offer. This new offer eliminates the requirement that we receive a separate class of common stock and represents a premium of 44.6% to the 30-day volume weighted average price of the Shares as of the close of trading on September 28, 2006 (the day before the date of our original recapitalization proposal). The new recapitalization proposal eliminates our closing conditions and assumptions from our prior proposal subject only to a short due diligence period and the following:

  •
  NOI.  Minimum annual proportionate net operating income (excluding Meadowlands, Madrid Xanadu, St Enoch and Vaughan) of no less than a $455 million run rate

  •
  Debt.  Outstanding proportionate current net debt aggregating approximately $4.4 billion

  •
  Outstanding Securities.  65.0 million Shares outstanding on a fully diluted basis including all options, restricted shares and outstanding OP Units (69.5 million Shares assuming the 4.5 million shares have been granted to Colony Capital and Kan Am in connection with the closing of the Meadowlands transaction in accordance with the terms previously made public in Mills' Form 8-K).

        The letter informed Mr. Ordan that we will need only 15 business days to perform our confirmatory due diligence and to review the financial and other information to be filed in Mills' Form 10-K and Form 10-Qs, during which time we are prepared to contemporaneously negotiate and sign a definitive agreement. In addition, the letter informed Mr. Ordan that we would not need a financing contingency in our definitive agreement and that the Gazit-Globe Ltd. board had approved our entering into the proposed recapitalization, subject only to the same due diligence opportunity noted above. Mr. Katzman added "We remain willing to sign a confidentiality agreement and standstill pursuant to which we will refrain from buying and selling any stock for as long as the information in your Form 10-K and 10-Qs is not publicly available." This letter is filed as Exhibit 15 to this Amendment and is incorporated herein by reference.

        On November 22, 2006, we filed a preliminary proxy statement on Schedule 14A with the SEC relating to a solicitation of proxies from the stockholders of Mills in connection with the Mills 2006 annual meeting of stockholders. This preliminary proxy statement named four of our nominees for election to the Mills Board.

        Depending upon various factors, including overall market conditions, other investment opportunities available to us, the availability of Shares and shares of Mills' cumulative redeemable preferred stock ("Preferred Shares") at prices that would make the purchase of additional Shares or Preferred Shares desirable and the likelihood of consummating transactions contemplated by our recapitalization proposal, may or may not endeavor to increase our positions in Shares and/or Preferred Shares through, among other things, the purchase of Shares and/or Preferred Shares on the open market or in private transactions or otherwise, on such terms and at such times as we may deem advisable. We may from time to time engage in transactions for the purpose of hedging some or all of our positions in Shares and/or Preferred Shares.

        Depending upon the factors mentioned above and other factors we may deem relevant, we may in the future take such other actions with respect to our investment in Mills as we deem appropriate including, without limitation, engaging in further discussions with management and/or the Mills Board concerning the business, operations, strategic direction and control of Mills, communicating with other stockholders of Mills, or changing our intention with respect to any and all matters referred to in this Item 4.

        Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

        Item 7 of the Initial 13D is amended and restated in its entirety as follows:

Exhibit No.	Description
1.	Consent and Joint Filing Statement.*
2.
Letter, dated September 29, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Laurence C. Siegel, Chairman of the Board and former Chief Executive Officer of The Mills Corporation submitting Gazit-Globe Ltd.'s and its subsidiaries' preliminary non-binding indication of interest with respect to the recapitalization of the Mills Corporation (the "Proposal Letter").*
3.	Letter, dated October 9, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation retransmitting the Proposal Letter.*
4.
Letter, dated October 12, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation expressing Mr. Katzman's concerns regarding The Mills Corporation's failure to file material agreements with the SEC.*
5.
Letter, dated October 24, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation providing a list of requested information.*
6.	Press release of Gazit-Globe Ltd., dated October 25, 2006, announcing its acquisition of 9 percent of the outstanding common stock of The Mills Corporation.*
7.	Presentation by Gazit-Globe Ltd. to management and certain board members of The Mills Corporation on October 31, 2006.**
8.
Letter, dated November 2, 2006, from Paul, Hastings, Janofsky & Walker LLP to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, demanding that The Mills Corporation file its joint venture agreements with the SEC. **
9.
Letter, dated November 8, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, informing him of the filing of a lawsuit by Gazit-Globe Ltd. against The Mills Corporation demanding pursuant to Section 211 of the Delaware General Corporation Law that The Mills Corporation hold an annual meeting of stockholders.**
10.
Complaint of Gazit-Globe Ltd. against The Mills Corporation demanding pursuant to Section 211 of the Delaware General Corporation Law that The Mills Corporation hold an annual meeting of stockholders.**
11.	Press release, dated November 8, 2006, announcing the filing of a lawsuit by Gazit-Globe Ltd. seeking to compel The Mills Corporation to hold an annual meeting.**
12.
Letter, dated November 9, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, expressing concern regarding reports of sales of Mills properties.
13.
Letter, dated November 17, 2006, from Mark Ordan, Chief Executive Officer of The Mills Corporation, to Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd. responding to Mr. Katzman's letter of November 9, 2006.

14.
Letter, dated November 21, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, responding to Mr. Ordan's letter of November 17, 2006.
15.
Letter, dated November 21, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, submitting the Gazit Group's revised recapitalization proposal.

*
Previously filed with SEC on October 25, 2006 with the Initial 13D.

**
Previously filed with SEC on November 8, 2006 with Amendment No. 1 to the Initial 13D.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN
Date: November 24, 2006	By:	/s/ CHAIM KATZMAN
GAZIT-GLOBE LTD.
Date: November 24, 2006	By:	/s/ CHAIM KATZMAN Name: Chaim Katzman Title: Chairman
M G N (USA) INC.
Date: November 24, 2006	By:	/s/ CHAIM KATZMAN Name: Chaim Katzman Title: President
GAZIT (1995), INC.
Date: November 24, 2006	By:	/s/ CHAIM KATZMAN Name: Chaim Katzman Title: President
HOLLYWOOD PROPERTIES LTD.
Date: November 24, 2006	By:	/s/ CHAIM KATZMAN Name: Chaim Katzman Title: Attorney-in-fact
GAZIT CANADA INC.
Date: November 24, 2006	By:	/s/ DORI SEGAL Name: Dori Segal Title: President

Exhibit 12

VIA UPS AND
CERTIFIED MAIL/RETURN RECEIPT REQUESTED

November 9, 2006

Mark S. Ordan
Chief Executive Officer
The Mills Corporation
5425 Wisconsin Avenue, Suite 500
Chevy Chase, MD 20815

Dear Mark:

        I am writing to you because we are deeply concerned about reports in the media that The Mills is selling the retail component of its 108 North State Street property in Chicago. The mayor of Chicago said that this is a "one-of-a-kind retail, residential, entertainment and transportation center . . ." According to Laurence Siegel, Chairman of The Mills, the company looked forward to transforming this property into "a vibrant new destination that will create tremendous value for [The Mills'] investors." Since we introduced our recapitalization proposal, we have been worried that The Mills might try and sell its key properties, and it now appears that our fears are being realized. Based on our many years of real estate experience, we can tell you unequivocally that selling in a distressed situation what appears to be a trophy development property in the greater Chicago area where The Mills has a strong foothold is a catastrophic mistake for the following reasons:

  •
  Selling The Mills' trophy assets would significantly deter interested parties, including Gazit, from aggressively pursuing strategic alternatives for the company.

  •
  As is well known in the industry, the top end of the portfolio invariably increases the value of other properties in a sale situation.

  •
  Selling the high-end properties not only decreases the size of the portfolio, but also severely impairs the quality of the portfolio, which:

  •
  negatively affects the company's ability to refinance its debt;

  •
  causes key employees to leave the company for other opportunities;

  •
  diminishes the stature of the company in terms of tenants, municipalities, service providers and other industry players; and

  •
  increases the cost per square foot of operating the business.

  •
  Selling an uncompleted development project is highly unusual, invariably leaves significant value on the table for the buyer and deprives the seller of that value.

        We strongly believe that it is irresponsible for The Mills to sell properties before it completes its strategic process. Regardless of whether Gazit's recapitalization proposal or another alternative ultimately prevails, selling The Mills' trophy properties will cause irreparable injury to the company and its stockholders and may deter many potential bidders from bidding at all. We urge you to consult disinterested financial advisors as to the impact that selling The Mills' trophy properties will have on its enterprise value. The decision-making process you pursue needs to include advisors and board members that lack conflicts of interest and understand the significant negative impact that the decision to sell highly attractive assets can have on overall value—and whose sole interest, uncluttered by multiple roles, is maximizing value for stockholders.

        As a stockholder, we are currently evaluating our options, including any legal options we may have, to put an end to this self-destructive behavior. We have expressed our sincere interest in pursuing our proposal to recapitalize The Mills, and we would like to ensure that The Mills' strategic process results in its stockholders achieving the highest value possible. Selling trophy properties is not the way to maximize stockholder value and makes no sense whatsoever.

Sincerely,

/s/ Chaim Katzman

Chaim Katzman
Chairman of the Board

cc:
Board of Directors, The Mills Corporation

Exhibit 13

November 17, 2006

Mr. Chaim Katzman
Chairman of the Board
Gazit-Globe Ltd.
One Hashalom Street
Tel Aviv, 67892
Israel

Dear Chaim:

        I am writing in response to your recent letter inquiring into rumors that The Mills is in talks to sell the retail component of our 108 North State Street property, which you refer to as a "trophy development property," one of our "key properties," and "the top end of [our] portfolio." At this time, I cannot confirm or deny any rumors of a potential sale of 108 North State Street, although I would respectfully disagree with your assessment that this single early-stage development project is central to The Mills' survival as a going concern.

        That said, however, I would like to reiterate a few basic principles. We are conducting a careful, fair, and rigorous strategic alternatives process. Any decisions that we have made or will make to sell properties—including the decisions with respect to the Vaughan, St. Enoch, Madrid Xanadú, and Meadowlands Xanadu properties—are made after careful consideration and consultation with the Board of Directors, management of The Mills, and our strategic process advisors. We carefully consider the effects of all of our actions on the company, its shareholders, and the potential bidders in the strategic alternatives process.

        You write that "[s]elling The Mills' trophy assets would significantly deter interested parties, including Gazit, from aggressively pursuing strategic alternatives for the Company." We are in close consultation with all interested parties who have entered into our process and spent months working diligently to understand and value The Mills. We remain comfortable that they are very aggressively pursuing strategic alternatives for the Company. If Gazit wishes to be considered an "interested party" on the same footing as these bidders, and to have its preferences considered in the strategic alternatives process—something which we would very much welcome—we would ask again that you sign a confidentiality and standstill agreement to ensure that you are competing on an equal and fair footing with other interested parties, enter the process, and perform the work necessary to produce a serious proposal for the Company.

Sincerely,

/s/ Mary Ellen Seravalli on behalf of

Mark S. Ordan
Chief Executive Officer and President

Exhibit 14

November 21, 2006

Mr. Mark Ordan
Chief Executive Officer
The Mills Corporation
5425 Wisconsin Avenue, Suite 500
Chevy Chase, MD 20815

Dear Mark:

        First, I was very glad to get a response from you to one of the many letters that I have sent you in recent months. I am hopeful that, in your new spirit of bilateral communication, you will also respond to the three additional letters I sent to you, specifically:

  1.
  My letters dated October 12 and November 2, 2006 requesting immediate disclosure of The Mills' joint venture agreements.

  2.
  My letter dated November 8, 2006 requesting, among other things, that you allow at least two weeks after the filing of your Form 10-K and Form 10-Qs before accepting any offer, in order to allow us (and any other interested parties) to make a proposal and not risk subjecting The Mills to the unnecessary payment of a break up fee.

        Second, in spite of your response, I remain concerned that the sale of properties under development, given Mills' current financial situation are, by definition, sales under duress, and as such will fail to maximize the properties' value to the company. A recapitalization, like the one we proposed and stand firmly behind, is the right step to catapult Mills into a growth trajectory. Then, and only then, should Mills weigh its options regarding the disposition of specific properties....not while it is under the pressure of looming debt maturities.

        Third, I welcome your invitation to join "the process." Clearly you recognize that every investor has special needs as evidenced by the standstill agreement that you offered to Farallon as outlined in its recent 13-D filing, and we commend this approach. We would ask that you provide Gazit with the same type of customized approach.

        As I mentioned in previous letters to you, Gazit is ready, willing and able to move forward very quickly on its proposal. As we told you and your attorneys numerous times, we:

  •
  need only conduct a limited amount of confirmatory due diligence and

  •
  are willing to sign a confidentiality agreement and refrain from buying and selling stock for as long as the information in the to be filed Form 10-K and Form 10-Qs is not publicly available.

        I hope that in the best interest of Mills' stockholders you will reconsider your position and respond constructively to our proposals and requests.

Very truly yours,

/s/ Chaim Katzman

Chaim Katzman
Chairman of the Board

Exhibit 15

VIA EMAIL, UPS AND
CERTIFIED MAIL/RETURN RECEIPT REQUESTED

November 21, 2006

Mark S. Ordan
Chief Executive Officer
The Mills Corporation
5425 Wisconsin Avenue, Suite 500
Chevy Chase, MD 20815

  Re:
  Revised Recapitalization Proposal

Dear Mark:

        I am writing to follow up on my letter dated September 29, 2006, in which we first presented our recapitalization proposal.

        Having spent considerable additional time and expense analyzing Mills, we are prepared to submit to you our revised proposal to recapitalize Mills in what we believe will be a transformational event for Mills that will allow it to again take its place as one of the industry's leaders. Most importantly, our proposal will restore shareholder value and permit Mills to again outperform its peers.

        As in our original proposal, we will recapitalize Mills with up to $1.2 billion in new capital (in addition to our current holdings) in exchange for which we would be entitled to a majority of seats on the Board. The nominees we choose will permit Mills to continue to comply with the requirement that a majority of the board be "independent" under the NYSE standards.

        The revised terms of our proposal are as follows:

  •
  Price. Each share of common stock will be issued at a per share price of $25.50 rather than the originally proposed $24.50. Our new offer represents a premium of 44.6% to the 30-day volume weighted average price of Mills' common stock as of the close of trading on September 28, 2006 (the day before the date of our original proposal).

  •
  Shares. We are eliminating the requirement that we receive a separate class of common stock and instead will invest on a pari passu basis with all common stockholders. We will make our $1.2 billion capital infusion in exchange for newly issued shares of Mills' common stock.

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  Conditions. We are eliminating our closing conditions and assumptions subject only to a short due diligence period and the following:

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  NOI. Minimum annual proportionate net operating income (excluding Meadowlands, Madrid Xanadu, St. Enoch and Vaughan) of no less than a $455 million run rate

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  Debt. Outstanding proportionate current net debt aggregating approximately $4.4 billion

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  Outstanding Securities. 65.0 million shares of common stock outstanding on a fully diluted basis including all options, restricted shares and outstanding OP Units(2)

(2)
69.5 million shares of common stock assuming the 4.5 million shares have been granted to Colony Capital and Kan Am in connection with the closing of the Meadowlands transaction in accordance with the terms previously made public in your Form 8-K.

•
Due Diligence. We will need only 15 business days to perform our confirmatory due diligence and to review the financial and other information to be filed in your Form 10-K and Form 10-Qs during which time we are prepared to contemporaneously negotiate and sign a definitive agreement.

  •
  No Financing Contingency. Please be advised that we will not need a financing contingency in our definitive agreement.

  •
  Board Approval. We have received approval from our board to enter into the recapitalization subject only to the same due diligence opportunity noted above.

        We remain willing to sign a confidentiality agreement and standstill pursuant to which we will refrain from buying and selling any stock for as long as the information in your Form 10-K and 10-Qs is not publicly available.

        We and our advisors are prepared to begin working immediately toward a definitive agreement which will reflect the binding terms of any agreement we finalize with Mills.

        We are committed to proceeding with all due speed and urgency and look forward to your response.

Very truly yours,

/s/ Chaim Katzman

Chaim Katzman
Chairman of the Board

cc:
Board of Directors, The Mills Corporation

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